S. Deanna Larkin

Direct dial: (617) 310-5254
Email: larkinde@gtlaw.com

October 2, 2009

VIA EDGAR TRANSMISSION

Linda Stirling
Division of Investment Management
U. S. Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:     Dreman Contrarian Funds

      Contrarian Large Cap Value Fund, Contrarian Mid Cap Value Fund, Contrarian Small Cap Value Fund, and Market Over-Reaction Fund

SEC File Nos. 333-145984 / 811-22118, Post-Effective Amendment No. 9

Dear Ms. Stirling:

On September 3, 2009, Dreman Contrarian Funds (the “Trust”) filed Post-Effective Amendment (“PEA”) No. 9 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 9 was filed to disclose the addition of Class A shares and Class C shares of the Contrarian Large Cap Value Fund, the Contrarian Mid Cap Value Fund, and the Market Over-Reaction Fund, and of Class A shares of the Contrarian Small Cap Value Fund. This letter responds to your comments as they relate to the Prospectus in PEA No. 9, as discussed in our telephone call on September 17, 2009.

Your comments are in italics, followed by the Trust’s response to each.

1.

In the “Fees and Expenses of Investing in the Funds” section, please consider breaking the tables out by fund, rather than by “Shareholder Fees” and “Annual Fund Operating Expenses,” such that there will be four, rather than two, tables when complete.

The change you requested was made.

2.	In the “How to Buy Shares” section, under the sub-section entitled “Class A Shares,” in the first sentence please explain what is meant by “public offering price.”

The change you requested was made. By public offering price, we mean the net asset value plus a sales charge.

3.	In the “How to Buy Shares” section, under the sub-section entitled “Retail Class Shares,” please clarify the difference between a purchase of Class A shares and of Retail Class shares.

Class A shares are subject to a sales charge, whereas Retail Class shares are not. Retail Class shares, however, are subject to a short-term redemption fee. In addition, shareholders of Class A shares may receive certain additional services from dealers of the funds than shareholders of Retail Class shares. We have revised the discussion in the prospectus of these two classes to better clarify their differences.

4.     In the “How to Buy Shares” section, under the sub-section entitled “Institutional Class Shares,” please clarify whether the second paragraph under this sub-heading applies only to the Institutional Class shares, or to all of the classes.

The second paragraph applies to all of the classes. Accordingly, the change you requested was made.

I believe this fully responds to the comments that you had provided to the Trust. We would appreciate any courtesy that the staff can extend to accelerate the effective date of PEA No. 9, and to that end, will be filing on EDGAR our acceleration request. We will be happy to try to address promptly any further questions that you may have regarding this filing. Questions concerning these materials may be directed to me at (617) 310-5254 or my colleague Steven M. Felsenstein, Esq. at (215) 988-7837.

Very truly yours,

S. Deanna Larkin, Esq.

cc:     Steven M. Felsenstein